July 8, 2024

Sidney Chan
Chief Executive Officer and Chief Financial Officer
ALR Technologies SG Ltd.
9 Raffles Place
#26-01 Republic Plaza
Singapore 048619

       Re: ALR Technologies SG Ltd.
           Annual Report on Form 20-F for the Fiscal Year Ended December 31,
2023
           Amendment No. 1 to Annual Report on Form 20-F for the Fiscal Year
Ended
           December 31, 2023
           File No. 000-56491
Dear Sidney Chan:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing